PROSPECTUS SUPPLEMENT
                   (To Prospectus dated December 4, 1996)

                               613,811 Shares
                            Storage Trust Realty
                               Common Shares

     Storage Trust Realty (the "Company") is a self-administered and self-managed real estate investment trust (a "REIT") engaged in the self-storage business. The Company, which began operations through a predecessor in 1974, owns, manages, acquires and develops self-storage facilities primarily in the Southern, Mid-Atlantic, Midwestern and Western regions of the United States. At March 31, 1998, the Company owned or operated a geographically diverse portfolio of 227 self-storage facilities (the "Facilities") located in 16 states and containing an aggregate of approximately 12.0 million net rentable square feet.

     All of the common shares of beneficial interest of the Company, $.01 par value per share (the "Common Shares"), offered hereby are being offered by the Company (the "Offering"). The Common Shares are listed on the New York Stock Exchange (the "NYSE") under the symbol "SEA." On April 21, 1998, the last reported sale price of the Common Shares on the NYSE was $24-7/16. See "Price Range of Common Shares and Distribution History."

     To ensure that the Company maintains its qualification as a REIT for federal income tax purposes, it expects to continue to pay regular quarterly distributions to its shareholders. In addition, the Declaration of Trust of the Company restricts the ownership of more than 6% of the Common Shares by any person or affiliated group, with certain exceptions.

     A.G. Edwards & Sons, Inc. (the "Underwriter") has agreed to purchase the Common Shares from the Company at a price of $23.2175 per share, resulting in aggregate proceeds to the Company of $14,251,157 before payment of expenses by the Company estimated at $150,000, subject to the terms and conditions of an Underwriting Agreement (defined below). The Underwriter intends to sell the Common Shares to the sponsor of a newly-formed unit investment trust (the "Trust") at an aggregate purchase price of $14,401,172, resulting in an aggregate underwriting discount of $150,015. See "Underwriting." Such sponsor intends to deposit the Common Shares into the Trust in exchange for units in the Trust. The units of the Trust will be sold to investors at a price based upon the net asset value of the securities in the Trust. For purposes of this calculation, the value of the Common Shares as of the evaluation time for units of the Trust on April 21, 1998 was $24-7/16 per Common Share.


                             ------------------

[GRAPHIC OMITTED]

[GRAPHIC OMITTED]

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          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE SECURITIES
             AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR
                ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE
                 ACCOMPANYING PROSPECTUS. ANY REPRESENTATION
                    TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ------------------


                         A.G. Edwards & Sons, Inc.

     The Common Shares are being offered by A.G. Edwards & Sons, Inc. as specified herein, subject to receipt and acceptance by A.G. Edwards & Sons, Inc. and subject to their right to reject any order in whole or in part. It is expected that the certificates for the Common Shares will be ready for delivery in New York, New York on or about April 24, 1998.


          The date of this Prospectus Supplement is April 21, 1998

     No dealer, salesman or other individual has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus Supplement or the accompanying Prospectus in connection with the Offering made by this Prospectus Supplement and the accompanying Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Underwriter. Neither the delivery of this Prospectus Supplement and the accompanying Prospectus nor any sale made hereunder and thereunder shall, under any circumstance, create an implication that there has been no change in the facts set forth in this Prospectus Supplement or in the accompanying Prospectus or in the affairs of the Company since the date hereof. This Prospectus Supplement and the accompanying Prospectus do not constitute an offer or solicitation by anyone in any state in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.


                             TABLE OF CONTENTS

          Prospectus Supplement                        Prospectus
                                    Page                                    Page
                                    ----                                    ----
The Company..........................S-3   Available Information..............2
Recent Developments..................S-4   Incorporation by Reference.........2
The Offering.........................S-6   The Company........................3
Use of Proceed.......................S-6   Use of Proceeds....................3
Price Range of Common Shares               Description of Common Shares.......3
  an Distribution History............S-7   Description of Common Share
Recent Legislation...................S-8     Warrants.........................6
Underwriting........................S-11   Description of Shareholder
Experts.............................S-11     Purchase Rights..................8
Legal Matters.......................S-12   Certain Provisions of Maryland
                                             Law and of the Company's
                                             Declaration of Trust and
                                             Bylaws.......................... 9
                                           Federal Income Tax
                                             Considerations..................11
                                           Certain United States Tax
                                             Considerations for Non-U.S.
                                             Shareholders....................19
                                           Plan of Distribution..............22
                                           Experts...........................23
                                           Legal Matters.....................23










     CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON SHARES. SUCH TRANSACTIONS MAY INCLUDE THE PURCHASE OF COMMON SHARES TO COVER SHORT POSITIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     The following discussion is qualified in its entirety by the more detailed information appearing elsewhere in this Prospectus Supplement, the accompanying Prospectus or incorporated therein by reference. Unless indicated otherwise, the information contained in this Prospectus Supplement (i) assumes no exercise of the Underwriter's over-allotment option and (ii) except as otherwise indicated, is presented as of March 31, 1998. All references to the "Company" in this Prospectus Supplement and the accompanying Prospectus or incorporated therein by reference shall be deemed to include the Company, its predecessors, and those entities of which the Company controls or owns a majority of the economic interests, unless the context indicates otherwise.


                                THE COMPANY

     The Company is a self-administered and self-managed REIT engaged in the self-storage business. As of March 31, 1998, the Company owned or operated a geographically diverse portfolio of 227 self-storage Facilities in 16 states throughout the Southern, Mid-Atlantic, Midwestern and Western regions of the United States, containing an aggregate of approximately 12.0 million net rentable square feet. The Facilities offer a broad range of features and amenities to customers, including uniformed customer-service-oriented facility managers, door alarms, lighting systems, video cameras. twenty-four hour computer-controlled access, climate-controlled storage spaces, attractive buildings and wide drive aisles.

     The Company believes that it is one of the largest owners and operators of self-storage facilities in the United States. The Company wholly owns 213 of the Facilities and owns an interest in two of the Facilities through joint ventures. Thirteen of the Facilities are managed by Storage Realty Management Co. (the "Management Company"), including one of the joint venture Facilities. Since the Company's initial public offering in November 1994 (the "IPO"), the Company has acquired a total of 160 Facilities and exchanged 18 Facilities, representing a net total investment (defined as the original purchase price plus all capitalized costs related to those properties) of approximately $404 million. This represents an increase in the number of Facilities which it owns and/or operates of 158%, and an increase in net rentable square footage of 201%, since the IPO. For the year ended December 31, 1997, the Company acquired 38 self-storage facilities, containing approximately 2,070,000 million square feet, for a combined purchase price of $105.6 million. For the three months ended March 31, 1998, the Company acquired 26 self-storage facilities containing approximately 1,425,000 net rentable square feet for a combined purchase price of $88.1 million. In two separate transactions during 1997, the Company exchanged 16 facilities containing approximately 689,000 net rentable square feet, for ten facilities (included in the acquisition totals above). These acquisitions and exchanges were strategically chosen to increase the Company's presence in certain existing markets, to access attractive new markets or to decrease the Company's presence in markets perceived to have limited opportunity for growth. The Company intends to continue to grow through acquisitions, expansions, conversions and developments. The Company believes that the recently acquired Facilities as well as self-storage facilities which may be acquired or developed in the future have been and can be efficiently integrated into its operations due to the Company's centralized operating procedures and management information systems.

     Management believes that the Company's future growth will be determined in part by certain characteristics of the self-storage industry, including the (i) low level of consumer sensitivity to rent increases, (ii) lack of concentrated ownership, (iii) shortage of skilled operators, (iv) economies of scale and (v) increasing customer base. Based on information published in Inside Self-Storage (August 1997) , the ten largest operators of self-storage properties control approximately 3,160 facilities, which the Company believes constitute approximately 13% of all of the self-storage facilities in the United States. Of the remaining self-storage facilities in the United States, most are owned and operated by single-site owners or other small operators. The Company believes that the fragmented ownership and shortage of skilled operators in the self-storage industry will continue to lead to significant opportunities for growth through acquisitions in the near term for those participants in the self-storage industry who possess sufficient capital resources and effective operational skills.

     The Company intends to increase cash available for distribution per share and enhance shareholder value by (i) managing the Facilities and expanding them where economically feasible, (ii) acquiring additional self-storage facilities, (iii) converting other commercial real estate into self-storage facilities and (iv) developing new self-storage facilities.

     In November 1994, the Company completed its IPO of 5,859,282 Common Shares, which resulted in net proceeds of approximately $92.1 million. In June 1995, the Company completed a second public offering of 2,875,000 Common Shares, which resulted in net proceeds of approximately $53.6 million. In July 1996, the Company completed a third public offering of 4,140,000 Common Shares, which resulted in net proceeds of approximately $78.9 million. In October and November 1997, the Company completed an offering of 2,530,000 Common Shares, which resulted in net proceeds of approximately $59.7 million.


                            RECENT DEVELOPMENTS

Revolving Line of Credit

     On January 25, 1998, the Company entered into a new unsecured revolving line of credit with an aggregate borrowing capacity of $150 million (the "New Credit Line") that expires on January 25, 2001. Amounts borrowed under the New Credit Line bear interest at a floating rate of LIBOR plus 120 basis points. At March 31, 1998, the Company had borrowings under the New Credit Line of $78,420,000 at a weighted average interest rate of 6.8875%.

Debt-to-Total Market Capitalization

     As of March 31, 1998, on a pro forma as adjusted basis (as described in "Capitalization") giving effect to the application of the proceeds of the Offering as described in "Use of Proceeds," the Company would have had $170.1 million of outstanding Company Debt (as defined below) and the ratio of Company Debt to Total Market Capitalization (as defined below) would be 28.6%. This is consistent with the Company's conservative capital strategy and current policy of limiting the amount of debt as reflected on the Company's consolidated balance sheet, including debt of joint ventures in which the Company owns an interest (collectively, "Company Debt"), to less than 50% of the market value of the issued and outstanding Common Shares (including securities exchangeable for Common Shares) plus Company Debt (collectively, "Total Market Capitalization").

Acquisitions

     During the three months ended March 31, 1998, the Company continued its acquisition program by adding a total of 26 Facilities to its portfolio containing an aggregate of approximately 1,425,000 net rentable square feet for an aggregate purchase price of approximately $88.1 million. The Facilities were funded by a combination of cash, the assumption of approximately $34.6 million of mortgages (which were paid off immediately after the closing) and the issuance of 318,432 Units valued at approximately $8.1 million. Funds for these acquisitions were obtained from borrowings on the New Credit Line.

Planned Acquisitions, Developments, Expansions and Conversions

     As of April 17, 1998, the Company has entered into four contracts with respect to four self-storage facilities with an aggregate estimated purchase price of approximately $10.2 million. Such contracts are expected to close no later than May 31, 1998. Additionally, the Company has entered into non-binding letters of intent with respect to one additional self-storage facility and one parcel of land for new development with a total expected purchase price of approximately $3.4 million. The Company expects to enter into contracts with respect to these purchases by May 15, 1998 and to close no later than July 31, 1998. In conjunction with the acquisition of 12 Facilities in the Chicago, Illinois area in March 1998, the Company acquired options to acquire six additional facilities in the Chicago, Illinois area
(at an estimated purchase price of approximately $25.0 million) that are currently under construction or going through their initial lease-up period. These options can be exercised over the next three years. The Company is currently conducting due diligence on all of the above transactions and, therefore, there can be no assurance that the acquisition of any of these facilities will occur. The Company intends to continue to grow through acquisitions and believes that acquired facilities can be effectively integrated into its operations because of management's experience in operating and acquiring self-storage facilities and the Company's centralized operating procedures and management information systems.

     In addition, the Company is currently developing a site near Ft. Lauderdale, Florida. The purchase price for such land was approximately $1.1 million and estimated construction and development costs are approximately $3.4 million. The Company is also developing a site in Austin, Texas. The purchase price for such site was $730,000 and estimated construction and development costs are approximately $2.5 million.

     The Company has plans to complete the expansion of six Facilities totalling 77,200 net rentable square feet during the year ended December 31, 1998 at an estimated aggregate cost of approximately $2.1 million. Additionally, the Company has acquired land located in Jacksonville, Florida for the expansion of a nearby Facility by 36,125 net rentable square feet. The purchase price of the land was $775,000 and the Company expects to spend an additional $1.5 million in connection with the construction and development of this site. Facilities are generally expanded when levels of occupancy combined with local demand make it economically feasible in management's judgment to expand existing self-storage space.

     The Company also plans to complete climate-controlled conversions at 39 Facilities totalling 224,250 net rentable square feet during 1998 at an estimated aggregate cost of approximately $2.0 million. In addition, the Company has acquired a former moving company warehouse in the Miami, Florida area that the Company intends to convert to climate-controlled self-storage space. The purchase price for this building was $750,000 and conversion costs should approximate $750,000. The Company has also acquired a former auto dealership in Kansas City, Missouri that the Company intends to convert to a site with climate-controlled and non climate-controlled space. The purchase price for this building was $725,000 and conversion costs should approximate approximately $2.0 million. In several of the Company's markets, there is increasing demand for climate-controlled space which the Company currently rents for a premium over non climate-controlled space.

                                THE OFFERING

Common Shares Offered.............................. 613,811

Common Shares Outstanding After the Offering(l).... 17,237,120

Use of Proceeds....................................The proceeds of the Offering will be used for repayment
                                                   of indebtedness outstanding
                                                   under the New Credit Line,
                                                   to fund the acquisition of
                                                   additional self-storage
                                                   facilities and for general
                                                   corporate purposes.

NYSE Symbol......................................  "SEA"

---------
(1) Includes 1,165,550 Common Shares issuable upon the exchange of Units. Pursuant to the partnership agreement of the Operating Partnership, each Unit is exchangeable for one Common Share or cash, at the option of the Company. Excludes 1,205,650 Common Shares issuable upon the exercise of options granted pursuant to the Storage Trust Realty 1994 Share Incentive Plan, as amended.



                              USE OF PROCEEDS

     The net proceeds from the sale of Common Shares offered hereby, after deducting estimated expenses of this Offering, are expected to be approximately $14.1 million.

     The Company expects to use the net proceeds of the Offering to repay indebtedness incurred pursuant to the New Credit Line, which indebtedness was primarily incurred in order to acquire certain of the Facilities. The outstanding balance on the New Credit Line bears interest at a floating rate of LIBOR plus 120 basis points, and the New Credit Line matures on January 25, 2001. On March 31, 1998, the Company had borrowings under the New Credit Line of approximately $78.4 million at a weighted average interest rate of 6.8875%.

     The balance of the net proceeds will be used to fund the future acquisition activity of the Company and for general corporate purposes. Pending application of the net proceeds. the Company will invest such portion of the net proceeds in interest-bearing accounts and short-term interest-bearing securities.

           PRICE RANGE OF COMMON SHARES AND DISTRIBUTION HISTORY

     The Common Shares have been traded on the NYSE under the symbol "SEA" since the IPO. The following table sets forth the quarterly, high and low sales prices per Common Share reported on the NYSE for the periods indicated.


                                                                  Distributions
                                             High         Low     Declared (1)
                                             ----         ---     -------------

1996
First Quarter..............................  $24         $21 1/2     $.41
Second Quarter.............................  $223/8      $20         $.41
Third Quarter..............................  $225/8      $197/8      $.41
Fourth Quarter.............................  $27         $215/8      $.435

1997
First Quarter..............................  $277/8      $24 3/4     $.435
Second Quarter.............................  $27         $22 3/4     $.435
Third Quarter..............................  $27         $24 1/4     $.435
Fourth Quarter ............................  $269/16     $235/8      $.46

1998
First Quarter .............................     $26 3/4     $23 3/4   $.46
Second Quarter (2).........................      25 1/8      23 3/4   (3)

---------
   (1) Distributions are shown for the periods during which they were declared. Except for the distribution for the fourth quarter of 1997 which was paid during such quarter, these distributions actually were or will be paid in the immediately subsequent period.
   (2)   For the period from April 1, 1998 through April 21, 1998.
   (3) The distribution for the second quarter will be declared by the Board of Trustees at their meeting scheduled for May 11 and May 12, 1998.


     On April 21, 1998, the last reported closing sales price of the Common Shares on the NYSE was $24-7/16 per share. On April 21, 1998, the Company had approximately 250 shareholders of record.

     The Company intends to continue to pay regular distributions to holders of Common Shares and holders of Units. The Board of Trustees increased the quarterly distribution rate to $.46 per Common Share from $.435 per Common Share in the fourth quarter of 1997, representing a 5.7% increase. This quarterly distribution rate of $.46, if annualized. would equal an annual distribution rate of $1.84 per Common Share. The distribution for the quarter ended December 31, 1997 represented approximately 83.6% of the Company's FFO for that quarter. Although the Company intends to maintain this distribution rate, future distributions by the Company will be at the discretion of the Board of Trustees and will depend on the actual FFO of the Company, its financial condition, capital requirements, the annual distribution requirements under the REIT provisions of the Code and such other factors as the Board of Trustees deems relevant.




                                   S-7`

                             RECENT LEGISLATION

   For taxable years beginning after August 5, 1997, the Taxpayer Relief Act of 1997 (the "1997 Act") permits a REIT, with respect to undistributed net capital gains it received during the taxable year, to designate in a notice mailed to shareholders within 60 days of the end of the taxable year (or in a notice mailed with its annual report for the taxable year) such amount of such gains which its shareholders are to include in their taxable income as long-term capital gains. Thus, if the Company made this designation, the shareholders of the Company would include in their income as long-term capital gains their proportionate share of the undistributed net capital gains as designated by the Company, and the Company would have to pay the tax on such gains within 30 days after the close of its taxable year. Each shareholder of the Company would be deemed to have paid such shareholder's share of the tax paid by the Company on such gains, which tax would be credited or refunded to the shareholder. A shareholder would increase his tax basis in his Company stock by the difference between the amount of gain to the holder resulting from the designation less the holder's credit or refund for the tax paid by the Company. See the accompanying Prospectus under "Federal Income Tax Considerations--Taxation of the Company--General" and under "Taxation of the Company--Annual Distribution Requirements."

   Under the 1997 Act, for taxable years beginning after August 5, 1997, if the Company complies with the Treasury regulations for ascertaining its actual ownership and did not know, or exercising reasonable diligence would not have reason to know, that more than 50% in value of its outstanding shares of stock were held, actually or constructively, by five or fewer individuals, then the Company will be treated as meeting such requirement. See the accompanying Prospectus under "Federal Income Tax Considerations -- Taxation of the Company -- Share Ownership Tests."

   For taxable years beginning after August 5, 1997, a REIT is permitted to render a de minimis amount of impermissible services to tenants, or in connection with the management of property, and still treat amounts received with respect to that property as rent from real property. The amount received or accrued by the REIT during a taxable year for impermissible services with respect to a property may not exceed one percent of all amounts received or accrued by the REIT directly or indirectly from the property during the taxable year. The amount received for any service (or management operation) for this purpose shall be deemed to be not less than 150% of the direct cost of the REIT in furnishing or rendering the service (or providing the management or operation). See the accompanying Prospectus under "Federal Income Tax Considerations--Taxation of the Company--The 75% Test."

   The 1997 Act repeals the 30% gross income test for REITs for taxable years beginning after August 5, 1997. See the accompanying Prospectus under "Federal Income Tax Considerations--Taxation of the Company--The 30% Test."

   For taxable years beginning after August 5, 1997, the 1997 Act (i) expands the class of non-cash income that is excluded from the distribution requirement to include income from the cancellation of indebtedness and
(ii) extends the treatment of original issue discount ("OID") (over cash and the fair market value of property received on the instrument) as such non-cash income to OID instruments generally and for REITs, like the Company, that use an accrual method of accounting. See the accompanying Prospectus under "Federal Income Tax Considerations--Taxation of the Company--Annual Distribution Requirements."

   The 1997 Act made certain changes to the Code with respect to taxation of long-term capital gains earned by taxpayers other than a corporation. In general, for sales made after July 29, 1997, the maximum tax rate for individual taxpayers on capital gain is lowered to 20% for most assets the asset was held for more than 18 months at the time of disposition. Capital gains on the disposition of assets on or after July 29, 1997 held for more than one year and up to 18 months at the time of disposition will be taxed as "mid-term gain" at a maximum rate of 28%. Also, so called "unrecaptured section 1250 gain" is subject to a maximum federal income tax rate of 25%. "Unrecaptured section 1250 gain" generally includes the long-term capital gain realized on the sale after July 28, 1997 of a real property asset described in Section 1250 of the Code which the taxpayer has held for more than 18 months, but not in excess of the amount of depreciation (less the gain, if any, treated as ordinary income under Code Section 1250) taken on such asset. A rate of 18% instead of 20% will apply after December 31, 2000 for assets held for more than 5 years. However, the 18% rate applies only to assets acquired after December 31, 2000 unless the taxpayer elects to treat an asset held prior to such date as sold for fair market value on January 1, 2001. In the case of individuals whose ordinary income is taxed at a 15% rate, the 20% rate is reduced to 10% and the 10% rate for assets held for more than 5 years is reduced to 8%.

   The Internal Revenue Service in Notice 97-59, 1997-45 I.R.B. 1, has indicated that in their view, consistent with pending legislation the new capital gain provisions generally may be applied by separating long term capital gains and losses into a (i) 28% tax rate group for gains and losses on assets held for more than 12 months but not more than 18 months and disposed of after July 28, 1997 and certain other assets, (ii) 25% tax rate group for gain which is "unrecaptured Section 1250 gain" and (iii) 20% tax rate group for gains and losses on most assets held for more than 18 months and disposed of after July 28, 1997. In general, capital gain in the 28% tax rate group is reduced by (x) capital losses in that group, (y) net short term capital losses (i.e. the excess of capital losses over capital gains from assets held for 12 months or less at the time of their disposition) and (z) long term loss carryovers. If such losses exceed the gains in that group the excess first reduces unrecaptured Section 1250 gain (if any) and any remaining excess next reduces net gain in the 20% group (if any). A net loss for the 20% group is used first to reduce net gain from the 28% group, then to reduce gain from the 25% group.

   In addition, the Service in Notice 97-64, 1997-47 I.R.B. 1, describes temporary regulations to be issued concerning the applicability of the new capital gain rules for REIT capital gain distributions and provides guidance for REITs and there shareholders which must be used until further guidance is issued. Notice 97-64 generally provides that if a REIT designates a dividend as a capital gain dividend for a taxable year ending on or after May 7, 1997, the REIT may also designate the capital gain dividend in whole or in part as a 20% rate gain distribution includable by a non-corporate shareholder as long-term capital gain in the shareholders 20% group, an unrecaptured section 1250 gain distribution includable by the shareholder in the shareholder's 25% rate group or a 28% rate gain distribution includable by the shareholder in the shareholder's 28% group, depending, in general, on the respective portions of net capital gain of the REIT which are includable by the REIT in each group, determined as though the REIT was an individual whose income is subject to a marginal tax rate of at least 28%. If a REIT does not make additional designations of a capital gain dividend by tax rate group, the capital gain dividend constitutes a 28% rate gain distribution includable by a non-corporate shareholders in the shareholder's 28% rate group. See the accompanying Prospectus under "Federal Income Tax Considerations - Taxation of the Company - Asset Tests."

   Shareholders of the Company should consult their tax advisor with regard to (i) the application of the changes made by the 1997 Act with respect to taxation of capital gains and capital gain dividends and (ii) to state, local and foreign taxes on capital gains.

   New Treasury Regulations recently have been adopted that revise in certain respects the rules applicable to Non-U.S. Shareholders (the "New Regulations"). The New Regulations are generally effective with respect to payments made after December 31, 1998 but the Internal Revenue Service has announced that the New Regulations will be amended to be effective generally for payments made after December 31, 1999, subject to certain transition rules.

   Currently, dividends paid to an address in a foreign country are presumed to be paid to a resident of that country (unless the payor has knowledge to the contrary) for purposes of the 30% U.S. withholding tax applicable to certain Non- U.S. Shareholders (see the discussion in the accompanying Prospectus under "Certain United States Tax Considerations for Non-U.S. Shareholders -- Distributions from the Company -- Ordinary Dividends"), and for purposes of determining the applicability of a tax treaty rate. Under the New Regulations, however, a Non-U.S. Shareholder who wishes to claim the benefit of an applicable treaty rate will be required to provide an Internal Revenue Service Form W-8 which satisfies applicable certification and other requirements, including a representation as to the holder's foreign status, the holder's name and permanent residence address, and the relevant tax treaty. Such information is subject to being reported to the Internal Revenue Service. A permanent residence address for this purpose generally is the address in the country where the person claims to be a resident for purposes of the country's income tax. If the beneficial holder is a corporation, then the address is where the corporation maintains its principal office in its country of incorporation. The New Regulations also provide special rules to determine whether, for purposes of determining the applicability of a tax treaty and for purposes of the 30% withholding tax described above, dividends paid to a Non-U.S. Shareholder that is an entity should be treated as paid to the entity or those holding an interest in that entity. In particular, in the case of a foreign partnership, the certification requirement will generally be applied to the partners of the partnership. In addition, the New Regulations will also require the partnership to provide certain information, including a United States taxpayer identification number, and will provide look-through rules for tiered partnerships. A Non-U.S. Shareholder that is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amount withheld by filing an appropriate claim for refund with the Service.

   The New Regulations also make certain changes in the new information reporting and backup withholding rules for payments made after December 31, 1998. As stated above, the Internal Revenue Service has announced its intention to amend the New Regulations to extend the effective date to those payments made after December 31, 1999. In general, the New Regulations do not significantly alter the substantive backup withholding and information reporting requirements described in the accompanying Prospectus under "Federal Income Tax Considerations - Information Reporting and Backup Withholding." Shareholders should consult their tax advisors with respect to such changes.

   The Clinton Administration's current revenue proposals would amend the Code to prohibit a REIT from holding stock possessing more than 10% of the vote or value of all classes of stock of a corporation, in place of the current rule which just prohibits a REIT from owning more than 10% of the voting securities of a corporation. The proposal would be effective with respect to stock acquired on or after the date of first committee action. In addition, under this proposal, to the extent that a REIT's stock ownership of a company is grandfathered by virtue of the effective date, that grandfathered status would terminate if the company subsequently engaged in a trade or business that it was not engaged in on the date of first committee action or acquired substantial new assets on or after that date. Thus, the Company's present ownership of the stock of the Subsidiary Company would not be affected even if this proposal is enacted in its current form, unless the Subsidiary Company engages in a trade or business that it is not engaged in on the date of first committee action or acquires substantial new assets on or after that date.

                                UNDERWRITING

   Pursuant to the terms and subject to the conditions of the Underwriting Agreement dated as of April 21, 1998 between the Company and the Underwriter (the "Underwriting Agreement"), the Underwriter has agreed to purchase from the Company, and the Company has agreed to sell to the Underwriter, 613,811 Common Shares.

   The Underwriter intends to sell the Common Shares to Nike Securities L.P., which intends to deposit such shares, together with shares of common stock of other entities also acquired from the Underwriter, into the Trust registered under the Investment Company Act of 1940, as amended, in exchange for units in the Trust. The Underwriter is not an affiliate of Nike Securities L.P. or the Trust. The Underwriter intends to sell the Common Shares to Nike Securities L.P. at an aggregate purchase price of $14,401,172. It is anticipated that the Underwriter will also participate as sole underwriter in the distribution of units of the Trust and will receive compensation therefor.

   Pursuant to the Underwriting Agreement, the Company as agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriter may be required to make in respect thereof.

   Until the distribution of the Common Shares is completed, rules of the Securities and Exchange Commission ("Commission") may limit the ability of the Underwriter to bid for and purchase Common Shares. As an exception to these rules, the Underwriter is permitted to engage in certain transactions that stabilize the price of the Common Shares. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Shares. It is not currently anticipated that the Underwriter will engage in any such transactions in connection with the Offering.

   If the Underwriter creates a short position in the Common Shares in connection with the Offering, i.e., if it sells more Common Shares than are set forth on the cover page of this Prospectus Supplement, the Underwriter may reduce that short position by purchasing shares in the open market.

   In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

   Neither the Company nor the Underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above might have on the price of the Common Shares. In addition, neither the Company nor the Underwriter makes any representation that the Underwriter will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

   The Common Shares are traded on the NYSE under the symbol "SEA."

   In the ordinary course of business, the Underwriter and its affiliates have engaged, and may in the future engage, in investment banking transactions with the Company

                                  EXPERTS

     The consolidated financial statements and related schedule of Storage Trust Realty (as defined in such financial statements) at December 31, 1997 and 1996, and for each of the three years in the period ended December 31, 1997, incorporated by reference in the accompanying Prospectus and the Registration Statement of which the accompanying Prospectus is a part, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated by reference in the accompanying Prospectus. Such financial statements are incorporated by reference in the accompanying Prospectus in reliance upon the reports of Ernst & Young LLP pertaining to such financial statements given upon the authority of such firm as experts in accounting and auditing. The Historical Summaries of Combined Gross Revenue and Direct Operating Expenses with respect to the Facilities acquired since December 31, 1996 for the year ended December 31, 1996, incorporated by reference in the accompanying Prospectus and Registration Statement of which the accompanying Prospectus is a part, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein and incorporated in the accompanying Prospectus by reference.

                               LEGAL MATTERS

   Mayer, Brown & Platt, Chicago, Illinois, has passed upon the validity of the issuance of the Common Shares offered pursuant to this Prospectus Supplement and the accompanying Prospectus and on certain tax matters as described under "Federal Income Tax Considerations" in the accompanying Prospectus. Certain legal matters relating to the Offering will be passed upon for the Underwriter by Chapman and Cutler, Chicago, Illinois. Mayer, Brown & Platt and Chapman and Cutler will rely upon the opinion of Ballard Spahr Andrews & Ingersoll LLP, Baltimore, Maryland, as to certain matters of Maryland law.